Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Organization

Quest Marketing, Inc.	Oregon

HTS Image Processing, Inc.	Delaware

OmniQ Vision Inc.	Delaware

HTS Image Ltd.	Israel

OmniQ Technologies Ltd	Israel

Dangot Computers, Ltd	Israel